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VINFAST

VINFAST AUTO LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 201501874G)

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by June 22, 2026, 8:30 PM (Eastern Time) / June 23, 2026, 8:30 AM (Singapore Time).

INTERNET – www.cstproxyvote.com
Use the Internet to complete and submit your Proxy Form. Have your proxy card available when you access the above website. Follow the prompts to submit your Proxy Form.

Vote at the Meeting –
If you plan to attend the virtual online annual general meeting, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend the annual general meeting, visit:
https://www.cstproxy.com/vinfastauto/am2026

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3, 4 AND 5.

Please mark your votes like this **X**

Proposal	FOR	AGAINST	ABSTAIN
(1) To approve the payment of Directors' emoluments of a total amount of up to US$500,000 for the financial year ending December 31, 2027.	☐	☐	☐
(2) To re-appoint Ernst & Young LLP and Ernst & Young Vietnam Limited as the Company's auditors for the financial year ending December 31, 2026, and to authorize the Directors to fix each of their remunerations.	☐	☐	☐
(3) To receive and adopt the Directors' Statement and Audited Financial Statements (which are reported based on the Singapore Financial Reporting Standards (International) and the Companies Act 1967 of Singapore) for the financial year ended December 31, 2025, together with the Auditor's Report thereon (the "**2025 SFRS Financials**").	☐	☐	☐
(4) To re-elect Mr. Pham Nhat Quan Anh as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.	☐	☐	☐
(5) To approve the issuance of shares as established in the proxy statement.	☐	☐	☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**________**2026.**

Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting and the Directors' Recommendation

To view the 2026 Proxy Statement and to attend the Annual General Meeting, please go to: https://www.cstproxy.com/vinfastauto/am2026

PROXY CARD

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

VINFAST AUTO LTD.

(Incorporated in the Republic of Singapore)
(Company Registration Number 201501874G)

To vote, you should access https://www.cstproxy.com/vinfastauto/am2026. If you are a person whose name is entered in the register of members of VinFast Auto Ltd. ("**VinFast**") and you wish to vote by proxy, please complete and sign the Proxy Form, before depositing a hard copy (whether in person or by post) at Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004 no later than June 22, 2026, 8:30 PM (Eastern Time) / June 23, 2026, 8:30 AM (Singapore Time), being seventy-two (72) hours before the time appointed for the AGM.

The Notice of Annual General Meeting, the proxy statement, the annual report and the 2025 SFRS Financials to shareholders of VinFast are currently available on the website https://www.cstproxy.com/vinfastauto/am2026.

The board of directors of VinFast ("**Board**") recommends a vote "FOR" proposals 1, 2, 3, 4 and 5. Each director has however abstained from voting on resolutions of the Compensation Committee and/or the Board in relation to the making of any recommendation on and/or approval of emoluments payable to himself/herself individually, in accordance with the terms of the Compensation Committee Charter and/or the Constitution of VinFast. Mr. Pham Nhat Quan Anh and Mr. Pham Nhat Vuong have also abstained from voting on resolutions of the Nominating and Corporate Governance Committee and/or the Board in relation to the making of any recommendation on and/or approval of Mr. Pham Nhat Quan Anh's re-election as a Director.

(Continued and to be marked, dated and signed on the other side)